MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2013

INTRODUCTION

The following information, prepared as of May 8, 2013, should be read in conjunction with the unaudited interim consolidated financial statements (“Financial Statements”) of Sprott Resource Lending Corp. (“SRLC” or the “Company”) as at March 31, 2013, and for the three months ended March 31, 2013 and 2012, and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS COMBINATION

On May 8, 2013, Sprott Inc. (“Sprott”) and the Company announced that they have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Sprott will acquire, by way of a court-approved plan of arrangement under the Canada Business Corporations Act (“CBCA”), all of the issued and outstanding common shares of the Company.

Pursuant to the terms of the Arrangement Agreement, each SRLC shareholder (other than Sprott) will receive 0.5 of a Sprott common share and $0.15 in cash for each SRLC common share held, implying an offer of $1.65 per share based on Sprott's closing price on the Toronto Stock Exchange ("TSX") on May 7, 2013. The offer represents approximately a 20.4% premium to the Company's 20-day volume weighted average price on the TSX for the period ending May 7, 2013 and a 11.5% premium to the Company's closing price on the TSX on May 7, 2013.

Based on the currently issued and outstanding shares of the Company as of the date of this announcement, the number of Sprott common shares to be issued as part of the consideration will be approximately 69 million shares, representing approximately 39.0% of Sprott's currently issued and outstanding shares on a non-diluted basis.

The transaction values the Company's equity at approximately $243 million on a non-diluted basis. Following completion of the transaction, SRLC shareholders will own approximately 28.1% of Sprott's outstanding common shares on a non-diluted basis, based on their current shareholdings in SRLC.

The Board of Directors of the Company formed a Special Committee of independent directors to consider the Arrangement Agreement, the terms of which were negotiated at arm's length with Sprott. Cormark Securities Inc. ("Cormark"), independent valuator to the Special Committee of SRLC, provided an oral opinion to the effect that, based upon and subject to certain assumptions, limitations and qualifications, the consideration is fair, from a financial point of view, to the shareholders of SRLC (other than Sprott). In addition, under the supervision of the Special Committee, Cormark has prepared an independent valuation and has provided an oral opinion that, based upon and subject to the assumptions, limitations and qualifications in such opinion, as at May 8, 2013, the fair market value of the SRLC common shares is in the range of $1.47 to $1.57 per share. The transaction is a "business combination" for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

The Board of Directors of SRLC, based on the recommendation of the Special Committee, is unanimously recommending that SRLC shareholders vote in favour of the transaction.

Directors and officers of the Company as well as certain shareholders of the Company, including Dundee Corporation and certain associates of Sprott, have entered into voting support agreements with Sprott pursuant to which each such party has agreed to vote in favour of the transaction. Such locked-up shares represent approximately 25.4% of the common shares of the Company outstanding on a non-diluted basis.

Completion of the transaction is subject to a number of customary conditions, including: approval of the plan of arrangement by the Ontario Superior Court of Justice, which will also serve as the basis for the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "US Securities Act"); a favourable vote of at least (i) 66 2/3% of the holders of SRLC common shares and (ii) a simple majority of the votes cast by minority shareholders of SRLC, voted at an annual and special meeting of shareholders expected to be held in late June 2013; and the receipt of all necessary regulatory and stock exchange approvals. The Arrangement Agreement includes a customary non-solicitation clause and right to match covenants and provides for the payment of a $6.8 million break fee to Sprott, and expense reimbursement to Sprott and the Company under certain circumstances. Sprott common shares to be received by shareholders of the Company pursuant to the plan of arrangement will be listed solely on the TSX and will not be registered under the US Securities Act but will be offered under an exemption to the registration requirements thereunder and under applicable state "blue sky" laws in the United States.

As of the date hereof, Eric Sprott owns or has control or direction over 94,241,270 Sprott common shares representing approximately 52.7% of the issued and outstanding Sprott common shares. Mr. Sprott does not own or control any shares of SRLC. After giving effect to the transaction, Mr. Sprott's position in Sprott will be diluted to approximately 38.0% . As Sprott is expected to issue in excess of 25.0% of its currently issued and outstanding common shares under the transaction, the approval of the issuance of the Sprott common shares by Sprott's shareholders is required under subsection 611(c) of the TSX Company Manual. As contemplated by subsection 604(d) of the TSX Company Manual, Sprott has satisfied this requirement by obtaining the written consent of Mr. Sprott based on his ownership or control or direction over more than 50.0% of Sprott's common shares.

In addition, Rick Rule, an insider of each of Sprott and SRLC, owns or has control or direction over 19,267,500 Sprott common shares representing approximately 10.8% of the issued and outstanding Sprott common shares and 12,455,613 SRLC common shares representing approximately 8.5% of the Company's issued and outstanding common shares. After giving effect to the transaction, Mr. Rule will own or have control or direction over 25,495,307 Sprott common shares representing approximately 10.3% of Sprott's issued and outstanding common shares. Further, assuming completion of the transaction, insiders of Sprott (other than Mr. Rule), who own common shares of the Company, will be issued an aggregate of approximately 2.1 million Sprott common shares.

Completion of the transaction is currently expected to occur in early July 2013. The Board of Directors of SRLC have approved the payment of a regular quarterly dividend of $0.015 per common share in respect of the Company's first fiscal quarter for payment on June 7, 2013 to shareholders of record on May 21, 2013 and hereby notifies the Company's shareholders that it will designate the full amount of such dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada). Further, Sprott, in accordance with its dividend policy and subject to applicable law, expects to issue a regular quarterly dividend in respect of Sprott's second fiscal quarter, in due course, following the completion of the transaction.

The terms and conditions of the Arrangement Agreement will be disclosed in more detail in Sprott Resource Lending's management information circular, which is expected to be filed and mailed to Sprott Resource Lending shareholders in late May 2013.

Details regarding these and other terms of the transaction are set out in the Arrangement Agreement, which will be available on SEDAR at www.sedar.com.

Heenan Blaikie LLP is acting as legal counsel to Sprott. Stikeman Elliott LLP is acting as legal counsel to SRLC. Cormark Securities is acting as financial advisor to the Special Committee of the Board of Directors of SRLC.

BUSINESS PROFILE AND STRATEGY

The Company specializes in lending to resource companies on a global basis. Headquartered in Toronto, Canada, the Company seeks to generate income from lending activities as well as realizing on the upside potential of bonus arrangements with resource borrowers which are generally tied to the revenue or common shares of the borrower.

In September 2010, SRLC and Sprott Lending Consulting Limited Partnership (“Sprott LP”) (a wholly owned subsidiary of Sprott Inc.) entered into management and partnership agreements (see “Material Contracts” herein) allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector. On March 29, 2013, the Company renewed the management services agreement with Sprott LP for an additional two years and amended and restated its partnership agreement.

RESOURCE LENDING

The Company may lend to any resource company, but concentrates its activities on providing financing to later-stage resource property developers, or early stage commodity or power producers. The Company provides financing in various forms as follows:

1.

Term and bridge loans, whereby interest payments are determined through a prescribed interest rate and are subject to additional fees in the form of cash and securities of the borrower. Terms for such loans are generally for 12 to 36 months, but may be up to 5 years and are generally used for production expansion, working capital, construction, acquisitions and general corporate purposes. In addition to receiving interest, the Company also receives fees in the form of cash, shares and/or warrants of the borrower;

2.

Precious metals loans, generally follow the same terms, structure, and purposes, as term and bridge loans, however precious metal loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically gold or silver ounces). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

3.	Other credit facilities, including convertible debt and standby lines of credit.

Security

In most cases, the Company provides resource loans which are secured by first or second priority charges against the underlying mineral rights and related assets of the borrower. In the opinion of management, the assets that are being provided as collateral for a loan have a fair market value well in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may provide a credit facility without having direct charges on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

NON-IFRS MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and other non-IFRS measures are commonly used to compare the performance of lenders, but do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE – annualized net income (loss) divided by average shareholders’ equity.

  ROA – annualized net income (loss) divided by average total assets.

  Income (loss) before income taxes on resource lending activities – income (loss) before income taxes as reported under IFRS adjusted for interest income (loss) on impaired real estate loans, net of loan loss, revaluation of foreclosed properties held for sale and other expenses on real estate loans, stock based compensation, general and administrative expenses related to real estate, and salaries and benefits related to real estate.

Readers are cautioned not to view non-IFRS measures as alternatives to financial measures calculated in accordance with IFRS.

FIRST QUARTER 2013 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at March 31, 2013 and for the three months then ended, which was primarily attributed to the Company’s resource lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 – Selected Financial Information
($ thousands, except share and per share amounts)
	Three Months Ended March 31			Change
	2013	2012	$	%
Interest income	5,554	5,143	411	8%
Unrealized loss on precious metal loans	(470)	-	(470)	-
Realized gain on precious metal loan	381	-	381	-
Loan loss expense on real estate loans	(400)	(677)	277	41%
Loss on revaluation of foreclosed properties held for sale	(39)	(543)	504	93%
Foreign exchange gain (loss)	475	(153)	628	410%
Realized/unrealized (loss) gain on investments and securities	(732)	3,018	(3,750)	-124%
Other loan income and fees	305	1,800	(1,495)	-83%
Management services expense	1,464	2,196	(732)	-33%
Other general and administrative expenses	1,093	1,031	62	6%
Income before income taxes	2,509	5,382	(2,873)	-53%
Deferred income tax (recovery)	(3,170)	(47)	(3,123)	-6,645%
Net income	5,679	5,428	251	5%
Earnings per share - basic and diluted	0.04	0.04	-	-
ROE – annualized(1)	10%	9%
ROA – annualized(1)	10%	8%

	March 31,	December 31,	Change from
	2013	2012	December 31, 2012
Cash and cash equivalents	20,073	17,250	2,823	16%
Investments and securities	19,481	49,708	(30,227)	-61%
Loans receivable and precious metal loans	166,486	141,999	24,487	17%
Deferred income tax asset	3,212	-	3,212	-
Total assets	231,781	232,704	(923)	-
Total liabilities	5,140	9,559	(4,419)	-46%
Shareholders' equity	226,641	223,145	3,496	2%
Common shares outstanding	146,979,919	146,979,919	-	-
Book value per share	1.54	1.52	0.02	-
Impaired real estate loan – net carrying value	13,370	13,370	-	-
Loan loss provision	20,164	19,764	400	2%
Provision as a percentage of impaired real estate loan	60%	60%

(1) See section “Non-IFRS Measures” for definitions.

As at March 31, 2013, $153.1 million in resource loans had been advanced, which were comprised of fifteen resource loans carried at amortized cost and one precious metal loan carried at fair value.

For the three months ended March 31, 2013, interest income was $0.4 million higher than for the same period ended March 31, 2012. This increase was primarily due to an increase in the average principal and carrying balance of resource loans.

For the three months ended March 31, 2013, the Company generated net income of $5.7 million compared to net income of $5.4 million for the same period in 2012 for a total increase of $0.3 million. The increase in net income was attributed to an increase in deferred income taxes of $3.1 million, as well as increases in interest income on resource loans and bonds of $0.7 million, increase in foreign exchange gains of $0.6 million, combined with lower general and administrative expenses and losses taken on revaluation of foreclosed properties held for sale of $1.2 million. These increases in income were offset by additional net realized/unrealized losses on investments and securities of $3.8 million and a decrease in other loan income and fees of $1.5 million due to the early repayment of a large loan in the prior period compared with two smaller loans in the current period. Basic and diluted earnings per share were $0.04 for the three months period ended March 31, 2013, and remained consistent from $0.04 in earnings per share for the comparable period in 2012.

Investments and securities decreased by $30.2 million or 61% to $19.5 million as at March 31, 2013 compared to $49.7 million at December 31, 2012. The decrease was primarily due to the disposition of certain securities during the period of $33.8 million and fair valuation losses of $0.6 million. The proceeds of the disposition of securities were used to fund new resource loans. The impact of this decrease was offset by the receipt of shares and warrants from resource loan activities and acquisitions of notes, bonds and debentures of $4.1 million and realized gain on sale of investments and securities of $0.1 million.

The Company’s total liabilities at March 31, 2013 were $5.1 million compared to $9.5 million at December 31, 2012 for a total decrease of $4.4 million. The decrease is attributed to a decrease in accounts payable and accrued liabilities of $3.3 million as a result of the payment of accrued management fees for 2012. There was also a decrease in deferred revenue of $1.1 million as a result of the reallocation of bonus shares received on a facility to loan receivable upon the advancement of funds.

Resource Lending Activities

To assess the Company’s performance and its ability to pay a quarterly dividend, management analyzes a number of factors, including the results of its resource lending activities in terms of the approximate cash flow generated by its resource loans. At the inception of resource loans, the Company earns bonus and origination fees generally in the form of shares and/or warrants of the borrower which are received and amortized into income over the term of the loan. The following table highlights the Company’s earnings before income taxes on resource lending activities and includes a reconciliation to income (loss) before taxes as reported under IFRS.

Table 2 – Resource Lending Activities (1)

($ thousands)
	First	Fourth	Third	Second	First	Fourth	Third	Second
	Qtr 2013	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011
Interest income on resource loans	4,731	4,293	3,828	3,831	4,375	5,074	3,074	2,134
Other interest income	413	306	300	383	91	124	220	278
Other income and equity method investment income	307	351	275	1,446	1,821	519	483	1,563
Net interest income on resource lending activities	5,451	4,950	4,403	5,660	6,287	5,717	3,777	3,975
Unrealized loss on precious metal loans	(470)	(404)	2,925	-	-	-	-	-
Realized gain on precious metal loans	381	-	-	-	-	-	-	-
Total income on resource lending activities	5,362	4,546	7,328	5,660	6,287	5,717	3,777	3,975
Management services	1,464	1,314	1,956	810	2,196	1,445	731	742
General and administrative expenses	1,093	968	1,058	1,276	1,031	889	1,977	1,775
Less: Stock based compensation	(22)	(58)	(149)	(89)	(184)	(192)	(391)	(479)
General and administrative expenses related to real estate activities	(52)	(131)	(145)	(145)	(47)	(114)	(313)	(243)
Salaries and benefits related to real estate activities	-	-	-	-	-	(9)	(12)	(151)
Adjusted management services and general and administrative expenses	2,483	2,093	2,720	1,852	2,996	2,019	1,992	1,644

Income before gains on investments and securities, and foreign exchange	2,879	2,453	4,608	3,808	3,291	3,698	1,785	2,331

Unrealized and realized (losses) gains on investments and securities	(732)	(630)	984	(4,533)	3,018	804	(1,221)	(625)
Foreign exchange gains (losses)	475	283	(1,133)	754	(153)	(290)	1,277	(243)
Income before income taxes on resource lending activities	2,622	2,106	4,459	29	6,156	4,212	1,841	1,463
Items to reconcile to income (loss) reported under IFRS:
Interest (loss) income on impaired real estate loans, net of loan loss, revaluation of foreclosed properties held for sale and other expenses on real estate loans	(39)	(12,878)	456	(6,309)	(543)	93	(1,690)	(106)
Stock based compensation, general and administrative expenses and salaries and benefits related to real estate	(74)	(189)	(294)	(234)	(231)	(315)	(716)	(873)
Gain on sale of subsidiary	-	-	4,146	-	-	-	-	-
Income (loss) before income taxes as reported under IFRS	2,509	(10,961)	8,767	(6,514)	5,382	3,990	(565)	(696)

(1) See section “Non-IFRS Measures” for definition.

DIVIDEND

As noted herein, the Company’s Board of Directors approved a dividend of $0.015 per common share for payment on June 7, 2013 to shareholders of record on May 21, 2013. This is the Company’s eighth consecutive quarterly dividend. The Company will designate the full amount of this dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada).

OUTLOOK

As of May 8, 2013, the Company has $153 million in resource loans, bonds, notes, and debentures which includes a precious metal (gold) loan valued at approximately $11 million. The Company also has $10 million in outstanding loan commitments. While there is no guarantee that these lending opportunities will come to fruition, currently, our active pipeline of lending opportunities is over $100 million. While repayments are difficult to forecast, we do not expect any significant repayments over the next quarter.

We believe our financing solutions are attractive to prospective borrowers and as our available capital could become constrained, the Company has signed a non-binding term sheet for a line of credit of $12 million which upon signing definitive documentation will allow the Company meet any short term funding requirements. Accelerating the monetization of our remaining legacy real estate portfolio, which is discussed further herein, could potentially provide capital to further fund resource lending increases but this is unlikely to be realized until the second half of 2013.

Our profitability in any given year is primarily dictated by: (i) our interest income returns which are driven by the total size of the loan portfolio and income yielding investments; (ii) the ability to realize on the values of the shares and warrants received in conjunction with our lending activities; and (iii) and the credit quality of the portfolio. On a quarter to quarter basis, the values of shares and warrants received in conjunction with the Company’s lending activities may be subject to volatility as a result of price movements in resource and energy markets and the market value of the securities of the relevant issuers.

Subsequent to March 31, 2013, with the drop in gold and other commodity prices, the Company’s gold loan and investments and securities incurred an unrealized mark to market loss of approximately $3 million. Approximately, $103 million of the Company’s $153 million of resource portfolio is invested in gold related companies. A continued and prolonged drop in commodity prices could result in the Company recording specific and/or general loan losses. Additionally, continued challenging resource and energy markets can make additional financings difficult for certain of our borrowers which may lead to capital constraints in advancing their projects. Despite these challenging resource and energy markets, with our resource loan portfolio consisting first secured or senior priority loans, management believes the resource loan portfolio will continue to perform well and the underlying value of the collateral continues to exceed our loan amounts.

REVIEW OF OPERATING RESULTS

Table 3 - Condensed Consolidated Statements of Comprehensive Income
($ thousands)
		Three Months Ended March 31
		2013		2012
Interest and other income	$	%	$	%
Interest income on resource loans	4,731	93	4,375	51
Interest income on real estate loans	400	8	677	8
Other interest income	413	8	91	1
Unrealized loss on precious metal loans	(470)	-9	-	-
Realized gain on precious metal loans	381	8	-	-
Loan loss expense on real estate loans, net of recoveries	(400)	-8	(677)	-8
Revaluation of foreclosed properties held for sale	(39)	-1	(543)	-6
Foreign exchange gain (loss)	475	9	(153)	-2
Other (loss) income	(425)	-8	4,839	56
	5,066	100	8,609	100

General and administrative expenses
Salaries and benefits	243	10	277	9
Stock-based compensation	22	1	184	6
Legal and professional services	352	14	158	5
Management services	1,464	57	2,196	68
Other expenses	476	18	412	12
	2,557	100	3,227	100

Income before income taxes	2,509		5,382
Income tax (recovery) expense	(3,170)		(46)
Net income	5,679		5,428

Other comprehensive income	-		12
Total comprehensive income	5,679		5,440

Net income

For the three months ended March 31, 2013, the Company earned net income of $5.7 million compared to net income of $5.4 million for the same period ended March 31, 2012 for a total increase of $0.3 million. The increase in net income was attributed to the recognition of deferred income taxes, as well as increases in interest income on resource loans and bonds, increase in foreign exchange gains, combined with lower general and administrative expenses and losses taken on revaluation of foreclosed properties held for sale. These increases in income were offset by additional net realized/unrealized losses on investments and securities and a decrease in other loan income and fees due to the early repayment of a large loan in the prior period compared with two smaller loans in the current period.

Interest income on resource loans and realized/unrealized gain on precious metal loans

Interest income on resource loans carried at amortized cost includes loan interest at the stated loan rate, plus accretion of loan origination and commitment fees net of originators’ fee expense. Fees received may include cash and/or securities of the borrower. Interest income is calculated using the effective interest rate method.

Interest income on resource loans carried at amortized cost increased by $0.3 million or 8% to $4.7 million for the three months ended March 31, 2013 compared with $4.3 million for the same period in 2012. The increase for the period was due to the fact that the average resource loans principal balance increased by $21.7 million or 19% from the first quarter of 2012.

The total unrealized loss on the Company’s precious metal loan was $0.5 million for the three months ended March 31, 2013, which is attributed to decreases in the price of gold. The total realized gain on precious metal loans is $0.4 million for the three months ended March 31, 2013 and is attributed to the monthly repayments on the gold loan beginning in January 2013.

Interest income on real estate loans

As described further in the notes to the Financial Statements, interest on impaired real estate loans is calculated using the effective interest rate of the loan, but is applied against the impaired loan carrying value rather than the original loan carrying value. The amounts recorded as interest on impaired real estate loans should be viewed in conjunction with the amounts recorded as loan loss expense, where required.

Interest income on impaired real estate loans decreased by $0.3 million or 40% to $0.4 million for the three months ended March 31, 2013 compared to $0.7 million for the comparable period in 2012. This was due primarily to the average decrease in the impaired real estate loan carrying value of $9.1 million or 40%.

Other interest income

Other interest income includes income that does not correspond to interest earned on resource or impaired real estate loans. This income primarily includes interest accrued on notes/bonds/debentures held with resource issuers and interest earned from financial institutions on cash held in interest bearing accounts. The increase in other interest income of $0.3 million for the three months ended March 31, 2013 is mostly related to interest earned on resource bonds held.

Loan loss expense, net of recoveries

The Company recorded $0.4 million in loan loss expense on real estate loans, net of recoveries, for the three months ended March 31, 2013, a decrease of $0.3 million compared to the same period in 2012. The expense recorded in 2013 was for real estate loans which included interest income recorded on impaired loans. As described further in the notes to the Financial Statements, under IFRS the Company continues to record interest income on impaired loans, and then provides a loan loss expense upon the assessment of discounted cash flows for each loan.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit quality and impaired loans.” The use of independent appraisals and the process by which management estimates the value of security are subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of assets, real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Revaluation of foreclosed properties held for sale

The Company recorded $0.04 million in losses on revaluation of its foreclosed properties held for sale during the three months ended March 31, 2013 after taking into consideration current real estate market conditions. While each of the properties have been under conditional sales contracts on multiple occasions since 2010 at prices approximating their carrying values, no adequate sales contracts have materialized.

Other (loss) income

Other income decreased by $5.3 million to a $0.4 million loss for the three months ended March 31, 2013, compared to $4.8 million in income during the same three month period in 2012. The decrease was primary attributed to $0.7 million in net realized/unrealized losses on investments and securities compared with $3.0 million in realized/unrealized gains for the same period in 2012. Other loan income and fees was also lower by $1.5 million due to the early repayment of a large loan in 2012.

Salaries and benefits

Salaries and benefits remained relatively consistent for the three months ended March 31, 2013 compared with 2012, with the exception of one fewer employee.

Stock based compensation

Stock based compensation decreased by $0.2 million to $0.02 million during the three months ended March 31, 2013 from $0.2 million during the same three month period in 2012. The decrease is primarily related to the decrease in the number of options outstanding as well as the options are amortized using an accelerated amortization under IFRS.

Legal and professional services

Legal and professional services expense increased by $0.2 million to $0.4 million for the three months ended March 31, 2013 compared to $0.2 million for the same period in 2012.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), the Company accrued $1.5 million for resource lending management services for the three months ended March 31, 2013, which represents a base management fee of $0.03 million, a primary distribution of $1.0 million based on Partnership net assets, and a secondary distribution of $0.5 million. Management services expense decreased by $0.7 million to $1.5 million during the three months ended March 31, 2013 from $2.2 million during the same three month period in 2012. The decrease is primarily the result of a lower secondary distribution which is based on the profitability of the Partnership.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses remained relatively consistent for the three months ended March 31, 2013 compared with 2012.

Income tax expense (recovery)

The Company recognizes a deferred income tax asset only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to the objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is probable. Due to the recent renewal of the management services agreement, the Company re-evaluated the evidence supporting recognition of a deferred income tax asset during the current quarter. The Company demonstrated strong profitability on its resource lending business over the last two years and combined with the Company’s existing loan contracts, offset by potential downside on the remaining real estate portfolio, management believes that there is significant enough positive evidence to overcome the negative evidence. The Company concludes that based on available evidence, the recognition of a portion of the deferred income tax asset as at March 31, 2013 is supported. The Company has recognized a deferred income tax asset in relation to the probability of future profits in the context of ongoing resource loan income.

As at March 31, 2013, the Company has $19.8 million of non-capital tax loss carry-forwards which are available to reduce future taxable income. The first of these tax loss carry-forwards do not expire until 2028, with the majority expiring in 2029 and beyond.

Tax expense remained relatively consistent since 2012.

CASH FLOWS FROM OPERATIONS

Table 4 – Condensed Statement of Cash Flows
($ thousands)
	Three Months Ended March 31
	2013	2012
Cash flows (used in) from operating activities
Net income	5,679	5,428
Resource lending activities:
Interest income on resource loans	(4,731)	(4,375)
Interest payments received	2,486	3,569
Realized gain, net of loss, on investments and securities acquired	(414)	(471)
Deferred loan origination fees and proceeds on sale of investments and securities	1,271	1,860
Gain on early repayment of loan	(246)	(1,744)
Precious metal loans repayments	1,675	-
Net loan (fundings) repayments	(30,620)	16,125
Proceeds on sale of impaired resource loan	2,625	-
Loss on sale of impaired resource loan	186	-

Real estate monetization activities:
Interest payments received, net of income on impaired loans, loan loss expense, revaluation of foreclosed properties held for sale, and other	39	543

Changes in non-cash working capital and other items not affecting cash	(5,057)	4,833
	(27,107)	25,768

Cash used in financing activities	(2,205)	(2,868)
Cash flows from (used in) investing activities	32,135	(7,185)
Changes due to foreign exchange on cash held in subsidiaries	-	16
Increase in cash and cash equivalents	2,823	15,731
Cash and cash equivalents - beginning of period	17,250	31,994
Cash and cash equivalents – end of period	20,073	47,725

Resource lending

Cash outflow from resource lending was $25.5 million during the three months ended March 31, 2013, compared to cash inflow of $19.7 million for the same period in 2012. The cash outflow was attributed to $30.6 million in loan fundings (net of loan repayments) offset by $2.5 million in interest payments received and $2.6 million in proceeds on sale of impaired resource loan.

Real estate monetization

Cash flows from real estate monetization were $nil during the three months ended March 31, 2013, compared to cash inflows of $0.5 million for the same period in 2012. Cash flows for real estate monetization are comprised of proceeds on sale of loans and repayments, net of fundings. The cash flows in the prior period are attributed to the monetization of real estate loans during the transition of the business from real estate lending to resource lending.

Changes in non-cash working capital and other items not affecting cash

These balances are comprised of items within net income (loss) that have no effect on cash flow. They are principally made up of working capital changes, stock based compensation, foreign exchange gains and losses, gains on sale of subsidiary, unrealized gains or losses on fair market valuation of investments and precious metal loan, and deferred income tax (recovery) expense. Non-cash working capital and other items not affecting cash decreased by $5.1 million during the three months ended March 31, 2013 compared to an increase of $4.8 million for the same period in 2012. The decrease in the current period was primarily attributed to the recognition of a deferred income tax asset and decreases in accounts payable and accrued liabilities.

Financing activities

Cash used in financing activities for the three months ended March 31, 2013 were $2.2 million compared to $2.9 million used for the same period in 2011. The use of cash in the current period was due to the payment of dividends to common shareholders.

Investing activities

Cash from investing activities for the three months ended March 31, 2013 were $32.1 million compared to $7.2 million in cash used for the same period in 2012. Cash inflows for the current period were mainly attributed to proceeds from the sale of investments and securities.

REVIEW OF FINANCIAL POSITION

Table 5 - Condensed Consolidated Balance Sheets
($ thousands)
	March 31, 2013		December 31, 2012
	$	%	$	%
Cash and cash equivalents	20,073	9	17,250	7
Investments and securities	19,481	8	49,708	21
Loans receivable and precious metal loans	166,486	72	141,999	61
Foreclosed properties held for sale	18,135	8	18,174	8
Deferred income tax asset	3,212	1	-	-
Other assets	4,394	2	5,573	3
Total assets	231,781	100	232,704	100

Liabilities	5,140	2	9,559	4
Shareholders’ equity	226,641	98	223,145	96
Total liabilities and shareholders’ equity	231,781	100	232,704	100

Cash and cash equivalents

Cash and cash equivalents include cash balances with Canadian chartered financial institutions. The Company’s cash balance as at March 31, 2013 increased by $2.8 million from December 31, 2012. The primary increase is due to proceeds received on sales of investments and securities.

Investments and securities

Investments and securities decreased by $30.2 million or 61% to $19.5 million as at March 31, 2013 compared to $49.7 million as at December 31, 2012. The decrease was primarily due to the disposition of certain securities during the year as well as unrealized losses. The impact of this decrease was offset by receipt of shares and warrants in connection with resource loan activities and the acquisition of notes/bonds/debentures with resource issuers.

Investments and securities as at March 31, 2013 include:

i)

common shares and warrants received as structuring and commitment fees for resource loans. These securities allow the Company to participate in any potential market value appreciation of the borrower. The common shares held by the Company trade on public stock exchanges and the number of shares held represents neither a significant percentage interest in the borrower’s equity, nor a significant holding as compared to average daily trading volumes, and are therefore considered liquid. While most of the warrants are not publicly traded, management believes a market does exist for them and therefore are considered liquid;

ii)	privately held common shares received as consideration for the sale of VGC; and

iii)	notes, bonds and debentures held with issuers in the resource sector, some with conversion features.

The following table summarizes the Company’s investments and securities:

Table 6 – Investments and Securities
(Fair value in $ thousands)
				March 31, 2013
Warrants:	Expiry Date	Number of	Strike Price	Closing Price
Issuer		warrants held
African Minerals Limited	Feb 2014	325,000	£6.00	£2.32	$nil
African Minerals Limited	Feb 2016	625,000	£4.25	£2.32	$89
North American Palladium Ltd.(2)	Oct 2014	25,000	US$217	US$270	$1,916
Ram Power Corp.	Mar 2018	5,500,000	$0.30	$0.23	$275
Petroamerica Oil Corp.	Apr 2015	750,000	$0.20	$0.36	$128
Total fair value of warrants not publicly traded					$2,408
Total fair value of warrants publicly traded					$67
Total warrants					$2,475
Common shares					$5,481
Notes, bonds and debentures					$11,525
Total fair value of investments and securities					$19,481

(2) Each warrant has the ability to purchase 0.35 ounces of palladium.

Refer to “Critical Accounting Policies and Estimates” section herein for details on the significant assumptions made in determining the fair value of the Company’s investments and securities, as well as “Risks and Uncertainties” section herein for discussion on the risks associated with the instruments.

During the three months ended March 31, 2013, the Company reported unrealized losses of $0.9 million (2012 – unrealized gains of $2.6 million) in unrealized (loss) gain on investments and securities on the consolidated statement of comprehensive income. The Company also reported realized gains of $0.1 million (2012 - $0.4 million) in realized gain on sale of investments and securities on the consolidated statement of comprehensive income.

Loans receivable and precious metal loans

As at March 31, 2013, the Company’s loans receivable which are carried at amortized cost were $153.7 million combined with a precious metal loan of $12.7 million carried at fair value.

Loans receivable carried at amortized cost, increased by $24.5 million or 17% from December 31, 2012. Loans receivable at March 31, 2013 consisted of fifteen resource loans with an aggregate net carrying value of $140.4 million, compared to fourteen loans or $114.2 million at December 31, 2012, and one real estate loan with an aggregate carrying value of $13.4 million which remains unchanged since December 31, 2012. The increase in resource loans carrying value is attributed to the addition of four new resource loans, offset by the repayment of three of the Company’s resource loans.

The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized as interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

Precious metal loans are carried at fair value through profit or loss (“FVTPL”). The fair value of the precious metal loan at March 31, 2013 was $12.7 million, which includes principal and interest. Refer to “Critical Accounting Policies and Estimates” section herein for details on the significant assumptions made in determining the fair value of the Company’s precious metal loan, as well as “Risks and Uncertainties” section herein for discussion on the risks associated with the loan.

During the three months ended March 31, 2013, the Company reported unrealized losses of $0.5 million in unrealized loss on precious metal loans on the consolidated statement of comprehensive income. The Company also reported realized gains of $0.4 million in realized gain on precious metal loans on the consolidated statement of comprehensive income.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 7 - Loan Portfolio
($ thousands)
	March 31, 2013		December 31, 2012
Principal outstanding	$	%	$	%

Resource loans at amortized cost
Metals and mining	139,585	77	106,135	69
Energy and other	5,500	3	10,459	7
Total resource loan principal at amortized cost	145,085	80	116,594	76

Precious metal loans at FVTPL
Metals and mining	12,749	7	14,454	9
Total resource loan principal at FVTPL	12,749	7	14,454	9

Real estate loans
Land under development	22,554	13	22,554	15
Total real estate loan principal	22,554	13	22,554	15

Total principal outstanding	180,388	100	153,602	100

Accrued interest and deferred fees, net	6,262		8,161
Loan loss provisions – real estate loans	(20,164)		(19,764)
Carrying value of loans receivable at amortized cost and precious metal loans at FVTPL	166,486		141,999

The following table summarizes the changes to the Company’s loan principal:

Table 8 - Loan Principal Continuity
($ thousands)
	Three Months Ended
		March 31
	2013	2012
	$	$

Resource and real estate loans at amortized cost
Principal balance, beginning of period	139,148	142,365
Loans funded, net of syndicate portions	44,663	9,350
Loans repaid or sold, net of syndicate portions	(16,172)	(26,131)
Principal balance, end of period	167,639	125,584

Precious metal loans at FVTPL
Principal balance, beginning of period	14,454	-
Unrealized fair valuation loss	(470)	-
Amortization of deferred fees	59	-
Precious metal loans repayments	(1,675)	-
Realized gain on precious metal loans	381
Principal balance, end of period	12,749	-

Total principal balance	180,388	125,584

During the three months ended March 31, 2013, the Company funded $44.7 million in resource loans carried at amortized cost. Loan principal repaid or sold for the three months ended March 31, 2013 and 2012 include both cash proceeds on the full or partial repayment of loans, and any losses on disposal or sale. All loans reclassified as foreclosed properties held for sale related entirely to real estate loans.

The Company expects to continue monetizing its remaining real estate loan and foreclosed properties held for sale, and loan fundings are expected to increase as the Company continues to develop its portfolio of resource-based loans.

Table 9 - Priority of Principal Security Charges
($ thousands)
	March 31, 2013		December 31, 2012
Principal outstanding	$	%	$	%

Resource loans at amortized cost
Senior priority	145,085	80	116,594	76
Total principal at amortized cost	145,085	80	116,594	76

Precious metal loans at FVTPL
Senior priority	12,749	7	14,454	9
Total principal at FVTPL	12,749	7	14,454	9

Real estate loans
Senior priority	22,554	13	22,554	15
Total real estate loan principal	22,554	13	22,554	15
Total loan principal	180,388	100	153,602	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 10 - Geographic Location of Loan Principal
($ thousands)
	March 31, 2013		December 31, 2012
Principal outstanding	$	%	$	%

Resource loans at amortized cost
Canada	62,750	35	50,500	33
United States of America	32,652	18	38,161	25
Mexico	26,133	14	27,633	18
Senegal	1,800	1	300	-
Chile	4,750	3	-	-
Australia	17,000	9	-	-
Total principal at amortized cost	145,085	80	116,594	76

Precious metal loans at FVTPL
Canada	12,749	7	14,454	9
Total principal at FVTPL	12,749	7	14,454	9

Real estate loans
Canada	22,554	13	22,554	15
Total real estate loan principal	22,554	13	22,554	15

Total principal outstanding	180,388	100	153,602	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 30 days or more, the loan is declared to be impaired. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 30 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management with the aid of independent appraisals and other relevant information. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms or other professionals. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

The Company computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment applied in determining a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

       i) Real Estate Loans and Foreclosed Properties Held For Sale

As at March 31, 2013, the Company’s real estate loan portfolio consists of one real estate loan and three foreclosed properties held for sale (the “Real Estate Portfolio”) which comprise a total carrying value of $31.5 million, which remains unchanged since December 31, 2012. For the three months ended March 31 2013, the Company recorded net loan loss expense and losses on revaluation of foreclosed properties held for sale of $0.4 million.

The Real Estate Portfolio consists of land under development in Alberta and British Columbia. Management reviews the Company’s Real Estate Portfolio on a regular basis to estimate the value of the underlying security or property. Management is actively marketing the sale of the Real Estate Portfolio.

        (ii) Resource Loans and Precious Metal Loans

Management reviews the Company’s resource loan portfolio (including precious metal loans) on a regular basis to determine if an impairment has occurred. In addition to monitoring contractual terms, including payment default, management will, among other things, during the term of the loan, conduct site visits, carry out discussions with borrower management and third parties, and monitor changes in the quoted value of the borrower’s common shares.

As a proxy for the credit quality of the Company’s resource loan portfolio, the following table summarizes the loan to value (“LTV”) ratios of the Company’s resource and precious metal loans outstanding, by maturity date, as at March 31, 2013:

Table 11 - LTV of Principal Outstanding Resource and Precious Metal Loans, by Maturity(3)
($ millions)
			Weighted					Weighted
	Number	Total	Average	0 - 24%	25 - 49%	50 - 74%	>75%	Average
	of Loans	Principal	Coupon	LTV	LTV	LTV	LTV	LTV
Performing resource loans
Principal due within 1 month	-	-	-	-	-	-	-	-
Principal due 1 - 6 months	3	23.0	11.1%	2.5	20.5	-	-	27%
Principal due 7 - 12 months	6	41.9	9.0%	30.2	-	11.7	-	21%
Principal due 13 - 24 months	5	74.7	9.7%	10.0	17.5	25.0	22.2	60%
Principal due greater than 24 months	1	5.5	8.5%	-	-	-	5.5	405%
	15	145.1	9.7%	42.7	38.0	36.7	27.7	57%

Precious metal loans	1	12.75	N/A	-	-	-	12.75	93%

(3)	Loan to value is calculated as loan principal, including commitments for future funding and other long term debt of the borrower, divided by the market capitalization of the borrowers. Market capitalization is calculated using the publicly disclosed share numbers and price data available as at March 31, 2013.

Deferred income tax assets

As at March 31, 2013, the Company had $19.8 million of non-capital tax losses available to reduce future taxable income compared with the $23.5 million that was available as at December 31, 2012 and additionally, should the Company monetize its foreclosed properties held for sale at their current carrying value, the Company would realize additional non-capital losses of $35.8 million. The Company has recognized deferred income tax assets only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Due to the recent renewal of the management services agreement, the Company reevaluated the evidence supporting recognition of a deferred income tax asset during the current quarter. The Company demonstrated strong profitability on its resource lending business over the last two years and combined with the Company’s existing loan contracts, offset by potential downside on the remaining real estate portfolio, management believes that there is significant enough positive evidence to overcome the negative evidence. As at March 31, 2013, the Company has recorded a deferred income tax asset of $3.2 million.

The Company also recognized a deferred income tax liability of $1.0 million as at March 31, 2013 that relates to the future proceeds of the gain on sale of VGC, its former US based subsidiary. The deferred tax liability amount was $1.0 million as at December 31, 2012.

Other assets

As at March 31, 2013, other assets decreased by $1.2 million compared to December 31, 2012, primarily due to the decrease in receivable for executive compensation from Sprott LP of $1.1 million.

Liabilities

Total liabilities decreased to $5.1 million as at March 31, 2013 from $9.6 million as at December 31, 2012. The decrease is attributed to a decrease in accounts payable and accrued liabilities of $3.3 million primarily related to the payment of management service fees. In addition, there was a decrease in deferred revenue of $1.1 million.

Shareholders’ equity

The Company’s shareholders' equity increased by $3.5 million from $223.1 million at December 31, 2012 to $226.6 million at March 31, 2013. The increase was due to net income $5.7 million, offset by the payment of dividends to common shareholders of $2.2 million. .

The following table summarizes the Company’s recent quarterly dividends paid:

Table 12 – Dividends Paid
	First	Fourth	Third	Second	First
	Qtr 2013	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2012
Dividends per common share	$0.015	$0.015	$0.015	$0.015	$0.015

Further information on the Company’s capital resources is discussed in the “Liquidity and liquidity risk” section herein.

Contractual and constructive obligations

The Company has contractual obligations for sub-leased office space in Vancouver and Toronto. As at March 31, 2013, $0.3 million was due to be paid under these commitments between 2013 and 2017.

The following table summarizes these obligations outstanding as at March 31, 2013:

Table 13 – Contractual Obligations

($ millions)	Obligations Due by Year
	Remainder					2018 and
Contractual Obligation	2013	2014	2015	2016	2017	thereafter	Total
Office lease and other	0.2	0.03	0.03	0.03	0.03	-	0.3
Total	0.2	0.03	0.03	0.03	0.03	-	0.3

MATERIAL CONTRACTS

Management Services Agreement

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) with Sprott LP. On December 17, 2012, the Company and Sprott LP entered into Amendment No. 1 to the MSA (“MSA Amendment No. 1”), whereby the parties amended the MSA to revise which Nominees (as defined in the MSA) shall be provided by Sprott LP. Copies of the MSA and MSA Amendment No. 1 have been filed on SEDAR and can be found at www.sedar.com. Certain terms of the MSA, as amended, are summarized below. On March 29, 2013, the Company renewed the MSA until September 7, 2015.

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executives: a director of the Company (currently Paul Dimitriadis); a director, also serving as the CEO of the Company (currently Peter Grosskopf, serving as director and CEO); the CFO of the Company (currently Jim Grosdanis); and the President and/or COO of the Company (currently Narinder Nagra, serving as President and COO).

The MSA became effective on September 7, 2010 and shall continue in force until September 7, 2015, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from Sprott LP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

On September 7, 2010, the Company entered into a Partnership Agreement (the “PA”) with 7603908 Canada Inc., and Sprott LP. On December 23, 2010, the Company, 7603908 Canada Inc. and Sprott LP entered into Amendment No. 1 to the PA (“PA Amendment No. 1”), whereby the parties clarified their intent with respect to the distribution of certain amounts in excess of the Hurdle Rate (as defined in the PA) in years where the Partnership has a loss and a distribution is not paid to permit such losses to carry forward into the calculation of distributable income in subsequent years. On June 1, 2011, the Company, 7603908 Canada Inc. and Sprott LP entered into Amendment No. 2 to the PA (“PA Amendment No. 2”), whereby the parties amended the definition of “Annual Hurdle” in the PA Copies of the PA, PA Amendment No. 1 and PA Amendment No. 2 have been filed on SEDAR and can be found at www.sedar.com. On March 29, 2013 certain terms of the PA were amended and prospectively effective on September 7, 2013 and are summarized below.

The Company’s resource lending activities are conducted through the Partnership. Pursuant to the terms of the PA, the Company and its wholly owned subsidiary, 7603908 Canada Inc., hold all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Company, the Board and certain limits on authority established from time to time by the Board.

Sprott LP is entitled to receive, on an annual basis, the lower of (i) an annual profit distribution of 2% (1.5% effective September 7, 2013) of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and (ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6% (the “Hurdle”), multiplied by the net asset value of the Partnership for the year. Effective September 7, 2013, the Hurdle will change to flat amount equal to 5%. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by it in the performance of its duties under the PA. With respect to the Company and 7603908 Canada Inc, the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of Sprott LP;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 14 – Summary of Quarterly Results
($ thousands, except per share amounts)
	First	Fourth	Third	Second	First	Fourth	Third	Second
	Qtr 2013	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011
Interest income	5,544	5,283	4,812	4,891	5,143	5,836	4,078	3,651
Other income (loss)	(39)	(400)	7,197	(2,333)	4,686	(78)	560	1,106
Loan loss expense on real estate loans, net of recoveries(4)	(439)	(13,562)	(228)	(6,986)	(1,220)	(617)	(2,495)	(1,301)
Income (loss) before taxes	2,509	(10,961)	8,767	(6,514)	5,382	3,990	(565)	696
Deferred income taxes	(3,170)	-	-	-	-	-	-	-
Net income (loss)	5,679	(11,002)	6,700	(6,469)	5,428	4,009	(550)	681
Earnings (loss) per share - basic and diluted	0.04	(0.07)	0.04	(0.04)	0.04	0.02	0.00	0.00
Total assets	231,781	232,704	249,984	246,463	258,376	253,543	252,276	251,113
Total liabilities	5,140	9,559	8,394	5,901	7,976	5,899	5,645	3,284

(4) Includes loss on revaluation of foreclosed properties held for sale

Loan loss expense recorded during the three months ended March 31, 2013 reflects additional loan loss provision recorded against the Company’s impaired real estate loans and revaluations on the foreclosed properties.

Interest income has generally trended upwards since the second quarter of 2011 due to the growth in the Company’s resource lending activities. The decreases in interest income in the first and second quarter of 2012 mainly reflects the early repayments of four resource loans.

First quarter 2013 highlights

Net income during the first quarter was $5.7 million. Interest income earned during the quarter was $5.4 million. Non-interest expenses incurred during the first quarter included $1.5 million for management services.

During the first quarter, the Company funded five new resource loans, advancing a total of $23.2 million. In addition to this, the Company advanced a further $21.5 million to existing borrowers. As compensation for structuring and committing to the facilities, the Company received shares in the borrowers totaling $2.8 million and $0.7 million in cash structuring fees.

At March 31, 2013, the Company recognized a deferred income tax asset of $3.2 million after considering the recent renewal of the management services agreement with Sprott LP and the historical profitability of the resource lending business.

ADOPTION OF NEW AND AMENDED IFRS STANDARDS

Effective January 1, 2013, the Company adopted several new and amended IFRS standards which are described below. The standards did not affect the Company’s financial results and any additional disclosures required are included in the Company’s interim consolidated financial statements as at and for the three months ended March 31, 2013 (refer to Note 3.1 for more details on these standards).

IFRS 7, Financial Instruments: Disclosures, provides guidance on financial instrument disclosures, and is based on the notion that entities should provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance. The standard was amended to enhance disclosure requirements related to offsetting financial assets and financial liabilities. The adoption of this amendment did not result in any changes in the presentation of the Company’s financial assets and financial liabilities.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation –Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenue and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The Company has classified its joint arrangement as a joint venture and concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12, Disclosures of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The application of IFRS 12 did not result in any measurement adjustments to the Company’s financial statements.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments require the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The amendments did not result in any reclassifications to other comprehensive income.

STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS standards issued but not yet effective as at March 31, 2013 are listed below. This listing includes standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. The following standards or amendments are effective for annual periods beginning on or after January 1, 2014, with early adoption permitted.

IAS 32 – Financial Instruments: Presentation

IAS 32 provides guidance on when a financial asset and financial liability shall be offset and the net amount presented in the statement of financial position. The standard was amended to clarify the requirements for offsetting financial assets and financial liabilities. The Company does not expect this standard to have an impact on its financial statements.

IFRS 7 – Financial Instruments – Disclosures

The standard was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Company early adopted IFRS 9 on January 1, 2011 and therefore does not expect this standard to have an impact on its financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of the Financial Statements. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s annual Financial Statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Warrant valuation

Warrants held by the Company that are not publicly traded are fair valued using the Black-Scholes option pricing model. Unless otherwise specified, each whole warrant is exercisable for one common share of the relevant issuer at its stated exercise price.

To arrive at the fair value of the warrants as at March 31, 2013, the Black-Scholes pricing model was populated using the following assumptions:

African Minerals Limited – 325,000, 3 year share purchase warrants
Strike price	6.00 GBP
Expected remaining life	0.87 years

African Minerals Limited – 625,000, 5 year share purchase warrants
Strike price	4.25 GBP
Expected remaining life	2.87 years

North American Palladium Ltd. – 25,000, 3 year palladium purchase warrants
Strike price	US $217 (per 0.35/ounce of palladium)
Expected remaining life	1.51 years

Ram Power Corp. – 5,500,000, 5 year share purchase warrants
Strike price	0.30 CAD
Expected remaining life	4.99 years

Petroamerica Oil Corp. – 750,000, 3 year share purchase warrants
Strike price	0.20 CAD
Expected remaining life	2.05 years

The weighted average volatility used on these warrants is 36 percent.

Valuation of privately held common shares

The Company holds certain privately held common shares received as consideration for the sale of VGC and CMV and these shares are classified as Level 3 and do not have a liquid market. Fair value per share is derived based on a review of the sale agreement terms, comparisons to the consideration received by other parties involved in the sale, consideration received in additional equity financing, and progression of the purchasing company’s qualifying transaction. The Company assesses the fair value per share each reporting period.

Precious Metal Loans

The Company determined fair value of its precious metal loan using a valuation technique with the following inputs at March 31, 2013:

March 31, 2013
Repayment term begins (repayments commenced January 31, 2013)	April 30, 2013
Repayment term ends	May 31, 2015
Frequency of repayments	Monthly
Gold ounces receivable per month	338 ounces
Average future gold price	$1,644
Discount rate	12%

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to an existing provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  the secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Deferred tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred taxes of a change in tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment. Deferred income tax assets are recognized to the extent their realization is probable. In determining whether deferred income tax assets are probable, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. At March 31, 2013, the Company recognized a deferred income tax asset of $3.2 million after considering the recent renewal of the management services agreement and the historical profitability on the resource lending business offset by any potential downside on the existing real estate portfolio. The tax benefit has been recognized in the statement of comprehensive income for the three months ended March 31, 2013. The Company has recognized a deferred tax liability related to its former US based operations.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 21 to the Financial Statements. Significant related party transactions during the three months ended March 31, 2013 are included below:

  In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements were renewed on a month-to-month basis starting March 9, 2013, and pursuant to these agreements, the Company recorded $0.1 million in related salaries expense during the three months ended March 31, 2013 (2011 - $0.1 million).

  During the three months ended March 31, 2013, the Company recorded $1.5 million (2012 - $2.2 million) as management services expense incurred with Sprott LP for their administration of the Partnership discussed in Note 13. The cumulative management services expense payable included in accounts payable and accrued liabilities as at March 31, 2013 was $1.4 million (December 31, 2012 - $6.2 million).

  During the three months ended March 31, 2013, the Company entered into a lending arrangement with a third party related by virtue of having certain key management personnel in common. The facility was for $5.5 million in principal and the agreement was based on normal commercial terms (2012 - $nil).

The Company utilizes a majority independent Credit Committee of the Board when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board, itself, is required for any related party loan exposure greater than $10,000 and any credit facility in excess of $20.0 million. A related party for this purpose is defined as a borrower in respect of which the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at May 8, 2013, the Company had the following common shares and stock options outstanding:

Common shares	146,976,919
Stock options	6,995,833
Common shares on full dilution of stock options	153,972,752

As at May 8, 2013, there were 3,400,000 “in the money” stock options outstanding all of which have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans decline to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

   During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated.

   These include:

  emphasis on first priority and/or secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization of foreclosed properties held for sale.

The board of directors has the responsibility of ensuring that credit risk management is adequate. The board of directors has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet at a minimum on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10,000 and $20,000 and any related party loans greater than $500. Any related party loan exposure greater than $10,000 and any loan exposure for amounts greater than $20,000 must be approved by the board of directors. Except for related party loans greater than $500, the board of directors has delegated approval authority for all loan exposures less than $10,000 to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of $25,000 or as otherwise approved by the board of directors.

At March 31, 2013, the Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans receivable of $153.7 million (December 31, 2012 - $127.5 million), the fair value of its precious metal loan of $12.7 million (December 31, 2012 - $14.4 million), the Company’s receivables of $4.0 million (December 31, 2012 - $5.2 million) and loan commitments of $11.2 million (December 31, $19.2 million). As at March 31, 2013, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $25.5 million or 16.6% of the Company’s loans receivable (December 31, 2012 - $24.8 million or 19.5% of the Company’s loan receivable). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans. With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at March 31, 2013, subject to certain funding conditions, the Company is committed to providing up to $11.2 million in resource loan advances (December 31, 2012 - $19.2 million). Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and foreclosed property sales. As at March 31, 2013, management believes the Company holds sufficient cash and liquid securities to meet its current operating and capital requirements, including its contractual commitments. The Company is currently considering a credit facility in order to meet any new short-term funding requirements.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in publicly traded common shares, notes and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $1.6 million in the fair value of these investments (December 31, 2012 - $4.7 million).

With respect to the Company’s privately held common shares, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $0.2 million in the fair value of the common shares (December 31, 2012 - $0.2 million).

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $0.5 million and a decrease of $0.4 million in the fair value of the warrants held (December 31, 2012 – an increase or a decrease of $0.5 million). In addition, a 10 percent increase or decrease in the underlying share price or commodity price of the non-publicly traded warrants, with all other inputs remaining constant, would result in an increase of $0.7 million and a decrease of $0.6 million in the fair value of the warrants held (December 31, 2012 – an increase of $0.6 and a decrease of $0.5) .

With respect to the Company’s precious metal loan, certain changes in market conditions that give rise to market risk include changes in observed (benchmark) interest rates, commodity prices, and foreign exchange rates. A 10 percent increase or decrease in the discount rate results in a decrease or increase in the fair value of the precious metal loan of $0.1 (December 31, 2012 - $0.2) . Refer to commodity price risk note below for a sensitivity analysis on changes in commodity prices and foreign exchange risk note below for currency exposure.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from nine months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at March 31, 2013, the Company had 15 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $167.6 million (December 31, 2012 – $139.1 million). The Company’s 15 fixed rate resource loans range in maturity dates of less than 6 months to five years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk, or contractually agree to a minimum rate of return on the loan in order to mitigate any potential downside from the volatility of commodity prices.

At March 31, 2013, the Company held a precious metal loan with a carrying value of $12.7 million (December 31, 2012 - $14.5 million). The loan’s fair value is dependent on future gold prices. A 10 percent increase or decrease in the future price of gold would result in an increase or decrease in the fair value of the precious metal loan of $1.3 million (December 31, 2012 - $1.4 million). As a mitigating factor, the minimum internal rate of return on the precious metal loan is contractually set at 5 percent.

The Company may also hold certain investments linked to the market prices of metals. At March 31, 2013, the Company held units in a publicly traded gold-linked note with a carrying value of $0.3 million (December 31, 2012 - $0.7 million) where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 10 percent increase or decrease in the price of gold is required. A 10 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

The Company also holds certain warrants linked to the market price of palladium with a carrying value of $1.9 million (December 31, 2012 - $1.5 million). A 10 percent increase or decrease in the price of palladium would result in an increase or decrease in the fair value of the warrants of $0.5 million (December 31, 2012 - increase or decrease of $0.4 million).

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar (“CAD”), such as the United States dollar (“US”) and Great British Pound (“GBP”). In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. As at March 31, 2013, the Company maintains an exposure in US currency of approximately 14 % of its capital (December 31, 2012 – 21%) The Company’s precious metal loan is exposed to foreign exchange rate risk as gold is traded in US dollars.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
March 31, 2013	dollars
	CAD	US	GBP	Total
Cash and cash equivalents	16,260	3,813	-	20,073
Investments and securities at FVTPL	13,103	6,289	89	19,481
Loans receivable	144,176	9,561	-	153,737
Precious metal loans	-	12,749	-	12,749
Foreclosed properties held for sale	18,135	-	-	18,135
Deferred income tax asset	3,212	-	-	3,212
All other assets	4,394	-	-	4,394
Total assets	199,280	32,412	89	231,781

Total liabilities	5,140	-	-	5,140

December 31, 2012
	CAD	US	GBP	Total
Cash and cash equivalents	7,824	9,426	-	17,250
Investments and securities at FVTPL	42,445	6,555	708	49,708
Loans receivable	111,365	16,180	-	127,545
Precious metal loans	-	14,454	-	14,454
Foreclosed properties held for sale	18,174	-	-	18,174
All other assets	5,573	-	-	5,573
Total assets	185,381	46,615	708	232,704

Total liabilities	9,559	-	-	9,559

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet applicable environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2013 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute forward-looking statements and forward-looking information (collectively referred to herein as “Forward-Looking Statements”) within the meaning of applicable securities laws. The use of any of the words “believe”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “could”, “contemplate”, “possible”, “attempt”, “seek” and similar expressions are intended to identify Forward-Looking Statements. Forward-Looking Statements appear in a number of places in this MD&A and include statements regarding the intent, or the current beliefs, expectations, projections or assumptions of our officers and directors. Such Forward-Looking Statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Statements. Forward-Looking Statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) future resource lending activities, including the structuring of such activities and security; (ii) future resource lending capabilities, opportunities, repayments and recoveries; (iii) future monetization of the real estate portfolio; (iv) the payment and designation of future dividends; (v) expectations regarding future tax loss carry-forwards and deferred income tax assets; (vi) strategies the Company may undertake to mitigate risks and uncertainties; and (vii) the future value of the Company’s investments, security and precious metal loan. We have based these Forward-Looking Statements largely on our current beliefs, expectations, projections or assumptions about, amongst other things, future events, financial trends, expected growth, results of operations, performance, and business prospects and opportunities affecting the financial condition of our business. See the items listed under the heading “Critical Accounting Policies and Estimates” in this MD&A for a list of items which management considers to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s annual Financial Statements and MD&A. While the Company considers its beliefs, expectations, projections and assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these Forward-Looking Statements. Forward-Looking Statements should not be read as a guarantee of future performance or results. To the extent any Forward-Looking Statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-Looking Statements are based on information available at the time those statements are made and/or management's good faith beliefs, expectations, projections and assumptions as of that time with respect to future events, and are subject to known and unknown risks, uncertainties and other factors that could cause actual performance or results to differ materially from those expressed in or suggested by the Forward-Looking Statements, including, without limitation, those risks disclosed herein under the heading “Risks and Uncertainties”; and those listed under the heading “Risk Factors” in the Company’s annual information form dated February 28, 2013. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors and will be established on the basis of the Company’s earnings and/or resource lending activities, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the Forward-Looking Statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements contained in this MD&A. Forward-Looking Statements contained in this MD&A speak only as of the date of this MD&A and the Company does not assume any obligation to publically update or revise any of the included Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws. If we update any one or more Forward-Looking Statements, no inference should be drawn that we will make additional updates with respect to those or other Forward-Looking Statements. All Forward-Looking Statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.